Mail Stop 3561

June 5, 2006

Dawn A. Abuso, Esq.
Entergy Services, Inc.
446 North Boulevard
Baton Rouge, Louisiana 70802

> **Re:** **Supplemental Response letter filed on May 31, 2006**
> **Entergy Louisiana, LLC**
> **Registration Statement on Form S-3**
> **Filed March 23, 2006**
> **File No. 333-132660**

Dear Ms. Abuso:

We have reviewed your supplemental response to our comment letter dated May 19, 2006 and have the following comment. After reviewing your response to our comment, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated May 19, 2006. After reviewing your analysis, we believe that since Entergy Louisiana Holdings, Inc. has reporting obligations with respect to the preferred stock, it should file a Form 10. A Form 10 should be filed even though Entergy Louisiana Holdings, Inc. expects to redeem all of the preferred stock on June 15, 2006. If you disagree, please provide us with further analysis as to how each of Entergy Louisiana Holdings, Inc. and Entergy Louisiana, LLC, is able to succeed to the reporting obligations of Entergy Louisiana, Inc. Your analysis should focus on why you believe creating two reporting companies in this manner is appropriate and why it is not necessary that Entergy Louisiana Holdings, Inc. file a Form 10. Also, you should identify any rules or staff guidance upon which you have relied.

*****

Please response to this comment as appropriate. Understand that we may have additional comments after reviewing your response to our comment. Please contact Howard Baik at (202) 551-3317, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3750 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly M. Reisler, Esq.
        Fax: (212) 829-2116